

February 18, 2011

Mr. Sotirios J. Vahaviolos
Chairman, Chief Executive Officer and President
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

> **Re:** **Mistras Group, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 17, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 16, 2010**

Dear Mr. Vahaviolos:

We have reviewed your response letter dated February 11, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Form 10-K for the Year Ended May 31, 2010

Business, page 3

General

1. We note your response to comment two in our letter dated January 28, 2011. Please confirm that you will provide disclosure regarding the extent to which the business of your segments is seasonal in your Business section in future filings. We note that the revised disclosure you have included in your response is included within the Risk Factors. See Item 101(c)(v) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Annual Cash Incentives, page 17

2. We note your response to comment 15 in our letter dated January 28, 2011, however, given your disclosure on page 17 stating that each executive officer had the potential to earn cash incentives based upon a percentage of his or her base salary, and the cash

incentives were principally based on pre-determined performance targets for revenue and adjusted EBITDA, we are not able to concur with your view that you did not have an incentive plan as that term is defined in Item 402(a)(6)(iii) of Regulation S-K. We recognize that because you did not meet such targets, the bonuses ultimately paid to your named executive officers were discretionary. However, despite the fact that the applicable performance targets were not met, Item 402(d)(2)(iii) requires that the potential payments that could have been made pursuant under your annual cash incentive plan be disclosed in the Grants of Plan-Based Awards table. Please confirm that in your future filings you will provide the requisite disclosure in the Grants of Plan-Based Awards table for any such incentive plan, or advise us as to why you believe such disclosure was not required.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief